SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 01, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

26 November 2009

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
Swiss Stock Exchange
JSE Limited
Deutsche Bank
UBS Zurich

For Announcement to Market

Please find attached addresses to shareholders currently being delivered at BHP Billiton Limited’s Annual General Meeting by the Chairman and the Chief Executive Officer.

The poll results will be communicated to the market shortly after the conclusion of BHP Billiton Limited’s Annual General Meeting held in Brisbane today.

Yours sincerely

Jane McAloon
Group Company Secretary

BHP Billiton Limited Annual General Meeting Speeches by Don Argus, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 26 November 2009

BHP Billiton Limited Annual General Meeting
26 November 2009

Don Argus, Chairman, BHP Billiton

Good morning ladies and gentlemen and welcome to the 2009 Annual General Meeting of BHP Billiton Limited.

My name is Don Argus and I will chair today’s meeting. Thank you for taking the time to join us here this morning.

It is a pleasure to have the meeting in Brisbane. On a personal note, as a Queenslander myself, I’m particularly pleased to be Chairing my last Annual General Meeting on home soil.

Let me start by acknowledging the Turrbal people and their ancestors, who have been custodians of these lands for thousands of years. I also want to acknowledge the important role indigenous people continue to play at BHP Billiton.

Let me also start by saying that our Queensland metallurgical coal joint venture BHP Billiton Mitsubishi Alliance – or BMA - is Australia’s largest coal miner and exporter. It is also the world’s largest supplier to the seaborne metallurgical coal market.

BMA is also Central Queensland’s largest private employer. BMA has more than 10,000 employees and contractors in Queensland and the business generates around 180 million Australian dollars in royalties and taxes each year.

And importantly, 82,000 Queenslanders are BHP Billiton shareholders representing around 15 per cent of all BHP Billiton Limited shareholders.

All of us at BHP Billiton are proud to play a role in the ongoing economic development of Queensland.

Before we officially begin the meeting, I need to draw your attention to the normal disclaimers we have to show you on these occasions, and remind you that they are important in relation to what we are going to talk about today.

Today’s meeting is also being webcast, so let me welcome those shareholders joining us online.

Let me start off by introducing your directors, including one new board member and our senior management team. I will ask them to stand as I introduce them.

To my left is our Chief Executive Officer Marius Kloppers.

Sitting in our audience is:

• Jac Nasser, your Chairman-elect, who will take over from me as Chairman in early 2010;
• Alan Boeckmann;
• John Buchanan;
• Carlos Cordeiro;
• David Crawford;
• Keith Rumble; and
• John Schubert.

Our newest Director is Wayne Murdy.

Wayne has more than 30 years experience in the mining and petroleum industries and is highly regarded in the international resources industry. He was Chairman and chief executive officer of Newmont Mining Corporation, the world’s largest gold producer, until 2007 and is a Director of Weyerhaeuser Company, America’s largest forest products company, and the US Telecommunications group Qwest. Please join me in welcoming Wayne to the Board.

David Jenkins is retiring as a Director at the conclusion of this meeting and attended his last Board meeting in October in London. He is not present today. On your behalf, I would like to thank David for his outstanding contribution to the Board, and wish him and his family good health and success in the next phase of their lives.

As announced earlier this week, David Morgan has also retired as a director and is returning to the executive ranks. David has been appointed as the Managing Director of the European and Asian Pacific regions for JC Flowers and will be based in London. Given the time demands of this new executive position, David believes it is necessary to relinquish all of his existing professional positions including his directorship of BHP Billiton.

On behalf of the board, I would like to express my disappointment that David has chosen to retire from BHP Billiton. He was a highly committed and hard working board member who made a valuable contribution to the Board. From a personal point of view I have a great level of respect for David’s professionalism and achievements and I am sure you join me in wishing him all the best in his new role.

Two of our Directors are not with us today and they send their sincere apologies. They are:

• Paul Anderson; and
• Gail de Planque.

As well as Marius, we have members of our Group Management Committee here today:

• Alberto Calderon, Group Executive and Chief Commercial Officer;
• Marcus Randolph, Group Executive and Chief Executive of Ferrous and Coal;
• Karen Wood, Group Executive and Chief People Officer and Chairman of the Global Ethics Panel;
• Mike Yeager, Group Executive and Chief Executive of Petroleum;
• Andrew Mackenzie, Group Executive and Chief Executive of the Non-Ferrous businesses; and
• Alex Vanselow, sitting next to Marius, our Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee.

Finally, to my right is our Group Company Secretary, Jane McAloon.

Also here this morning are Peter Nash and Martin Sheppard, representatives from the Group’s external auditor, KPMG. Martin Sheppard will replace Peter Nash as the external auditor from KPMG who is retiring by rotation. I would like to take this opportunity to thank Peter for his dedication over the past years.

Before we go any further let me give you a brief overview of today’s meeting.

I will talk about Board changes, give you an overview of the results and then ask Marius to speak to you about our operations, including the Western Australian Iron Ore Production Joint Venture with Rio Tinto. We will then cover a few issues shareholders have asked me to address at this meeting and move to the 14 items of business we have to cover.

Today is the last Annual General Meeting I will have the honour of chairing. After 13 years on the Board and ten years as chairman, I am retiring as a director in early 2010.

My successor, Jac Nasser, was chosen after an extensive 18 month process managed by our senior independent director, John Buchanan. This process included considering a number of external and internal candidates and conducting a secret ballot of the Board to determine the successor. The voting was overseen by our auditors KPMG.

Jac joined the Board in 2006 and is a member of the Risk and Audit Committee. He has extensive international business experience gained during 33 years with the Ford Motor Company where he was appointed President and Chief Executive Officer of the corporation’s global operations. After leaving Ford he became one of the original partners of One Equity Partners, the private equity arm of JP Morgan and is a Director of British Sky Broadcasting plc.

Now, as you all know, BHP Billiton is one of the world's largest and most successful companies. We have more than 100 operations across 25 countries. Likewise, Jac is a true internationalist and over the years has held senior business leadership positions in Australia, Asia, South America, Europe and North America.

He has already made an outstanding contribution on the Board and we are confident that he will be an outstanding chairman. On behalf of all shareholders – Jac – we wish you all the best.

Now, moving on to the results.

As usual at our meetings, we will talk in US dollars because that is the currency we report in.

Eight years ago, when shareholders were asked to vote on the merger of BHP and Billiton we said combining the two companies would create strength, flexibility and growth for shareholders. We said it would create a company with a global scale and a high-quality portfolio and that it would have financial strength through its powerful cash generation. The benefits of that strength, flexibility and powerful cash generation are clear in our latest financial results.

The International Monetary Fund recently said that the breadth and severity of the financial crisis and economic slowdown were the most serious experienced since the 1930s. Like almost all companies our revenue and profit were affected by the decline in demand for our commodities.

In the six months from July to December 2008, for example, commodity prices fell on average between fifty and ninety per cent. Despite occasional short-term rallies in individual commodities, at the end of the 2009 financial year average commodity prices were still off by almost 50 per cent from their peaks. These conditions tested all resource companies. And, they tested the very basis for the BHP Billiton merger. The bottom line is that we generated our highest ever net operating cash flow of $18.9 billion, increasing from $3.9 billion in 2002. Importantly for shareholders, our financial strength meant we could actually increase our dividend this year at a time when many other companies were maintaining, reducing or cutting out dividends altogether.

Equally our underlying EBIT margin of 40 per cent and our underlying return on capital of nearly 25 per cent are substantially above our industry peers and significantly above most companies of our size. This is largely due to our strategy of investing in a high-quality diversified portfolio of commodities.

We have a very simple but effective strategy. It is to invest in the very best large, long life, low cost, export oriented, assets. They must also be diversified by geography and commodity. We call these Tier One assets.

At the same time, we managed our balance sheet through the up-cycle to be well prepared for the down-cycle.

Our net gearing, is a very low 12 per cent.

These Tier one assets, combined with our strong balance sheet means that BHP Billiton is better positioned than most companies to benefit from economic recovery.

Equally, our record cash flow and balance sheet strength has enabled us to continue to invest $11 billion or over $30 million a day in capital and exploration programs in the 2009 financial year. This at a time when many of our competitors were cutting back their investments.

Finally, and as I mentioned previously, our financial strength and performance means that we have maintained our progressive dividend policy. Despite the economic challenges, this year we increased dividends by 17 per cent to 82 cents a share. In fact since the creation of BHP Billiton in 2001 we have paid out more than $32 billion in dividends and share buy-backs. This includes more than $18 billion in dividends alone.

On any measure your company has performed exceptionally well.

For instance, total shareholder return, or TSR, has increased by 220% over the last five years. With that type of performance, your Board believes that BHP Billiton is strongly positioned to continue to invest in growth and to participate in opportunistic mergers and acquisitions that are consistent with our strategy.

The Western Australia Iron Ore Production Joint Venture with Rio Tinto is an example of our focused pursuit of growth in production capacity. We expect the proposed joint venture to unlock significant value from the companies' overlapping, world-class iron ore resources. Both companies believe the value of these unique production and development synergies will be more than $10 billion with many shareholders expressing support for this operating joint venture.

Shareholders will have an opportunity to consider this transaction at a shareholder meeting to be held in 2010.

However, there is one critical area of our operations that remains completely unacceptable.

While our overall safety performance improved across the group, during the year seven of our people died while at work. Five of those fatalities were at our Western Australian iron ore sites.

On behalf of the Board I express sincere condolences to the families and friends of all seven men.

While I know Marius will go into more detail let me make two key points:

• we have made significant changes to the way we operate at our iron ore sites; and
• we have made absolutely sure that our leaders understand our expectations in relation to safety and have clear accountabilities.

The Board is committed to do whatever is necessary to ensure all our people are in the safest possible working environment.

Before I ask Marius to speak let me give you our view of the global economy and the implications for BHP Billiton.

The global economy remains challenging but has been helped by unprecedented macroeconomic and financial policy support by governments. From a global perspective, this support is recognised by the International Monetary Fund amongst others, as providing substantial and critical support for the world economy and the financial services sector.

In the IMF update last month on the World Economic Outlook three key points are made:

• first, that the global economy is expanding again and financial conditions have improved. However, it will take some time for employment to improve significantly;
• second, that the main policy priority still remains restoring financial sector health, particularly in Europe and the US and to put in place financial reforms that prevent a similar future crisis; and
• third, while it is too soon to end these policies, it is not too soon for governments and central banks to identify their strategies for returning budgetary and monetary positions to a more normal footing. Exit strategies from public support need to be clearly articulated to help guide markets.

We now need to avoid the situation where the global economy remains dependent upon record government spending and an environment of very low interest rates. We must all appreciate that the debt incurred by governments needs to be serviced and ultimately repaid.

While we believe the global recovery will be sluggish, we also continue to believe there will be strong long term demand for our products from the Asian region. The real driver of China’s growth is industrialization and urbanization of its cities. The scale of construction required to support the mass migration going on in India and China from rural to city areas is almost beyond comprehension. But as nations industrialize and urbanize, the commodities we produce are critical to their growth.

BHP Billiton is well positioned both financially and operationally to meet the resource needs of both the developing and developed economies as they return to health.

In an uncertain world we remain confident of the ability of your company to continue to create value for our shareholders, our employees and the communities in which we operate.

On that note, I would like to invite your CEO, Marius Kloppers, to address the meeting.

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Don.

Good morning everyone and thank you for joining us here today.

Don has covered the financial results, so I won’t go through them again in detail. What I would like to do is put some context around what we experienced during the 2009 financial year.

The 2009 financial year was extraordinary - unlike any I have seen during my career. The two distinct periods in the financial year could not have been more different. The first quarter saw rapid demand growth and record high commodity prices. In the second quarter, the severe and rapid global economic crisis hit the industry with massively reduced demand.

While spot prices for our commodities increased by up to 90 per cent from the absolute lows of the year, commodity prices at the end of our financial year were still generally 20 to 60 per cent lower than at the start of the year.

So, 2009 stands out as a tough year that strongly tested the industry as a whole. In fact, coming off a period of a number of years of unwavering strong demand for resources, many of our peers had to rethink their long-held growth plans and make an about-turn in strategy in response to the global economic downturn.

For many of our competitors, long-term shareholder value had to be sacrificed in order to manage through the down cycle. This meant scaling back or scrapping short term growth for long term security and – in some cases – for survival.

BHP Billiton was not immune to the challenges the economic downturn presented. However, it also highlighted the effectiveness and strength of our strategy, as well as the benefits to shareholders our long-term focus on this strategy has delivered.

Our strategy of focusing on a portfolio of tier one, low-cost, long-life, expandable and export oriented assets, diversified by geography and commodity, was fundamental to delivering the strong financial results Don took you through earlier. On top of this, we always keep our assets under review, and take swift, decisive action for any operation that is not delivering the returns expected over the long term.

We were uniquely positioned to ensure we did not have to sacrifice long-term value for short-term survival. But, given the extreme economic conditions we responded prudently so we were positioned for any continuing or sustained fall in demand.

Very early in the global financial crisis we acted quickly to curtail production across our metallurgical coal, manganese, nickel and iron ore pellet operations to protect our business from the impact of cash negative operations. We are always mindful that these decisions can involve job losses. We know the impact this has on the people and the communities affected. Let me assure you these decisions are never taken lightly or easily.

Because of this disciplined approach we have, over time, built a portfolio of exceptional assets that has allowed us to deliver an Underlying EBIT margin for the 2009 financial year of more than 40 per cent.

Our focus on disciplined capital management ensured we were better prepared than most to not only manage through the downturn but to continue to invest substantially in growth. Over the last year we approved four growth projects worth $5.9 billion. This brings our pipeline of projects currently in execution to about $14 billion. During the 2010 financial year we intend to invest approximately $10 billion in capital and exploration expenditure.

We also managed our balance sheet to leave us well-positioned to take advantage of any opportunities the current market delivers, such as the Western Australia iron ore production joint venture Don talked about. This joint venture will see us invest a further $5.8 billion beyond the already sanctioned projects.

Now, let me briefly talk about one of the areas of most significance to all of us at BHP Billiton; safety.

Our workforce of employees and contractors is made up of approximately 100,000 talented people across 25 countries. Each of them works hard every day to deliver meaningful value to this business, and each and every one of them deserves to feel safe at work and free from harm.

I am personally, deeply concerned by any workplace accident, injury, illness or fatality. They are almost always avoidable, which makes the impact on the individuals involved, their families, friends and colleagues, all the more tragic.

So, it is with a genuine and deep sense of regret that I report that in the 2009 financial year seven of our people died at work, five of which were at our Iron Ore business in Western Australia, and in financial year 2010, two people have died at work.

The leadership at BHP Billiton has always maintained that any injury is unacceptable. These fatalities reinforce the need for all of us – at every site, in every office and in every project - to leave nothing undone that can protect our people.

To this end, we have reacted to these tragic losses with a range of measures, starting with reviews of our management procedures and safety systems. The determination and rigour with which we address every incident has had some results.

Encouragingly, we have made positive progress in achieving a continual reduction in both total recordable injury frequency, and classified injury frequency since 2007, as this slide shows. In the 2007 financial year, we had a total recordable injury frequency of 7.4 per million hours, and classified injury frequency of 4.3 per million hours. In the first quarter of the 2010 financial year, this has reduced to a total recordable injury frequency of 4.5 per million hours, and classified injury frequency of 3 per million hours. Seven of our Customer Sector Groups reported improvements in Total Recordable Injury Frequency performance in 2009.

Twenty-four BHP Billiton sites completed 12 months of operations without a Lost Time Injury. In aggregate, this amounts to more than 23 million hours of work without a Lost Time Injury.

Our challenge is to replicate this performance throughout our business. We must remain resolute in continuing our work towards zero workplace injuries. Health and safety is a serious issue across our whole business, and it is the number one performance measure for each and every executive. Every single employee at BHP Billiton knows that the health and safety of our people must never be sacrificed for production performance. We will not relent until we have eliminated these sorts of incidents from our operations.

I have talked a bit about the last financial year and would now like to spend a few minutes on the near term outlook for the world’s economies.

Over the past six months we have seen quite a rebound in commodity prices and in particular, the velocity of the recovery in China has indeed been surprising. China has been the major and sometimes only source of demand for commodities in 2009. While this demand represented both restocking and underlying demand, we do believe that restocking in China is now essentially complete.

One element that continues to surprise us, however, is the resilience of the Chinese steel sector. Outside of China, we saw steel capacity usage fall to 50 per cent in the three major steel markets of the US, Europe and Japan.

We are now seeing the usage rate climb as the first evidence that restocking in the major economies has commenced. However, the restocking in the US and Europe is progressing very cautiously.

Even though market sentiment has improved since I spoke at our London AGM a month ago, we continue to believe that we will come out of this recession less strongly than in previous cycles.

Having talked about the near term outlook, we have no reason to change our long-held view that Chinese growth will continue and will continue to be resources-intensive. We will maintain our focus on long-term growth in production capacity to meet these needs.

This is where our strategic focus really comes into its own.

We remain uniquely positioned to capitalise on the opportunities before us. Our low gearing, strong cash flow and portfolio of investment options means we will continue to create sustainable, real value from the long-term demand for our commodities.

On a final note, before I give the floor back to the Chairman, can I thank Don Argus for his leadership as Chairman over the past decade on behalf of our employees and the management team?

I was part of the company when it was created in its present form. Since then, Don has been an inspirational leader. He has listened to management, provided invaluable advice, been an important mentor and, perhaps most importantly, challenged our ideas with robustness and clarity always reaching for the best answers and the best course for this company.

Don has been a central figure in turning BHP Billiton into the great company it is today.

Finally, I would like to thank shareholders for their continued support over the past 12 months. I look forward to meeting you all after the meeting.

With that, I’ll hand back to Don.

Don Argus, Chairman, BHP Billiton

Thank you Marius for those kind words. I would like to respond to those a little later.

On behalf of the Board, I want to thank our management team for their efforts this year. BHP Billiton has a world-class management team. Talented people make the difference in this complex world and the results we have discussed today are a demonstration of that.

Equally, the financial strength, the depth of our growth pipeline, and the human resource bench strength we have at every level of the group, is further evidence of a team of executives who take the long view.

I equally want to thank our 41,000 employees and 58,000 contractors for their contribution to the success of your company.

Now, let me move on to discuss the two major topics raised by shareholders.

The first is climate change. I want to start the discussion by making the point that BHP Billiton shares the view that mainstream science is right in pointing to high risks from unmitigated climate change.

Equally, we believe that economic growth and a healthy climate are not mutually exclusive. By dramatically increasing the carbon efficiency of what we produce, just as we have increased labour and capital efficiency in the past, we believe we can achieve both.

To do this we need to cut emissions while maintaining and growing output. In turn this broadly requires:

• the power sector to move away from carbon intensive energy sources;
• energy consumers to use power as efficiently as possible; and
• greenhouse gas emissions to be reduced cost effectively.

While a range of human activities cause greenhouse gas emissions energy contributes 74 per cent of total emissions. Therefore the climate change problem is principally an energy problem.

To illustrate the challenge let’s look at the sources of energy used to generate electricity today and what is expected by 2025. This slide shows that fuel sources for electricity supply over the next 15 years will continue to be mixed. You can see that nuclear and gas will gain share at the expense of energy coal. This makes economic sense.

Can I emphasise that base load electricity supply meets the underlying every day demand for electricity. It is supplemented by more expensive peak load electricity during times when demand for electricity increases, such as during hot or cold weather. Renewables such as biomass, wind and solar will play a role but not for base load electricity.

However, on current estimates, around 40 per cent of global electricity generation in 2025 will still be coal-fired. In simple terms this means that coal emissions need to be addressed to have any chance of making a meaningful reduction in global emissions. There are only a few options to achieve this.

One option as already discussed is to progressively replace coal-fired power stations with nuclear and gas. The other is to install carbon capture and storage technology in existing and new coal plants.

There is no doubt that carbon capture and storage technology has the potential to transform the carbon efficiency of coal-fired power stations. Governments and the private sector are undertaking important research and development work on carbon capture, but as of today the technology is uncertain and the cost is still to be established. It will require substantial re-engineering of existing coal plants and in some instances complete replacement of furnaces. The transitional arrangements will be crucial, i.e. who pays for what. Whichever option is adopted, it will be expensive and any cost will flow directly to industry and eventually to all consumers. But as an industry and community we must reduce coal emissions.

We touched on nuclear energy earlier. There is no doubt that nuclear is a part of the low-carbon strategy for some countries. Already 16 countries depend on nuclear power for at least a quarter of their electricity. France gets around three quarters of its power from nuclear energy, while others such as Belgium, South Korea, Sweden and Switzerland get one third or more. Japan, Germany and Finland get more than a quarter of their power from nuclear energy, while the USA gets almost one fifth.

The increased acceptance and use of nuclear energy means that a global approach is also needed to manage nuclear waste. Through our active involvement in the development of a global uranium stewardship program, we are working with all sectors in the nuclear fuel cycle. Ongoing technological advances in managing nuclear waste are being made.

So in summary, and from our perspective, we believe there are four key planks to achieving a healthy climate and a healthy global economy:

• first, there needs to be a global effort by both the developed and developing world to reduce carbon in the atmosphere;
• second, the solution will require behavioural and lifestyle changes involving industry, government and consumers to dramatically increase energy efficiency;
• third, we need to rapidly deploy low-carbon energy sources such as nuclear power, gas, renewables and coal with carbon capture and storage; and
• finally, any plan should not disadvantage the efforts of developing countries to lift their people out of poverty through economic growth.

We all know there is no silver bullet to address the issue. Climate Change is a global challenge in which every country needs to be involved and developed countries do need to take the lead. But no country can do this on its own and no country can do this without the active understanding and involvement of its citizens.

The recent commitments of China’s President Hu Jin Tao are exceptionally important in this regard as China is a key party to an effective international agreement to reduce emissions globally.

For BHP Billiton’s part we are taking a number of steps including:

• setting ambitious energy and greenhouse gas efficiency targets for our operations;
• working to achieve a meaningful reduction in our internal energy use and our greenhouse gas emissions; and
• supporting industry research and development into low emission technologies such as carbon capture and storage.

We continue to challenge ourselves to look for ways to reduce our footprint and to collaborate with others to achieve this. Along with the rest of the world, we now await the results of the Copenhagen discussions in December. Political leadership is critical in setting a global framework within which to achieve the global objective of reduced emissions.

The other item that shareholders have asked me to address is executive remuneration. There has been some comment on our executive remuneration policy and practices and some misunderstanding of what our CEO actually earned in 2009.

I want to assure you that despite what has been reported Marius did not receive a 51 per cent increase in his pay. In fact, as I will show you in a few minutes, year on year the total remuneration Marius actually received was constant and his short term incentive decreased. The board took the decision to freeze his base salary for this current financial year, that is 2009/2010, and to freeze all Directors’ fees.

Having said that, we believe that the current global debate on executive remuneration is very important. It is in everyone’s interest for companies to be able to demonstrate alignment of interests between shareholders and executives.

Equally the statutory reporting requirements of remuneration should reflect what executives actually get paid. Too often the debate occurs on the basis of theoretical accounting calculations of potential remuneration which can create confusion.

Let me step back.

Clearly, for any company, getting the best possible CEO is one of the most important things the Board does. It is beyond doubt that a high quality CEO makes the difference in the delivery of sound results. They perform a powerful role touching the entire organization, with the ability to inspire employees to generate superior returns over time for shareholders.

The Board’s role therefore is to find the best executives and then to ensure that executives are worth what they are paid. We should be held accountable for doing this job, along with the overall performance of the company. The Board’s starting point in this endeavour is that while BHP Billiton is Australia’s largest listed company, it is also the largest resources company in the world and over the last five years has become the 11th biggest public company in the world by market capitalisation. I believe this is something that all of us as shareholders can be justifiably proud. It demonstrates how investors regard the financial strength, stability and growth prospects of this company.

However it also means that we compete for the best possible people on a global scale and across all industries.

So the key principles of our remuneration policy are:

• to provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world;
• secondly we need to apply very demanding key performance indicators to their compensation. This includes both financial and non-financial measures of performance over time;
• thirdly, we put a large component of our executives’ pay at risk. If BHP Billiton doesn’t perform compared to its peer group companies in the minerals, oil and gas industries and, if the executives don’t create value for shareholders over five years, they don’t get some or all of their at risk pay.

You can see from this slide that around 30 per cent of Marius’ pay is fixed – made up of base pay and pension and 70 per cent is at risk – made up of short term and long term incentives. I will take you through these components in more detail shortly.

In doing its work our remuneration committee chaired by John Buchanan receives advice from independent adviser Kepler Associates as well as internal advice from remuneration specialists.

Let me now show you some slides which demonstrate how our remuneration policy works. This next slide will show the actual remuneration our chief executives – initially Chip Goodyear, more recently Marius Kloppers – received over the past five years. As I mentioned actual remuneration is made up of fixed and at risk remuneration. I highlight actual remuneration because a great deal of what you find in annual reports is statutory based reporting.

The total fixed remuneration line in this slide shows the actual base salary, pension and other benefits our chief executives have received over the last five years. As you can see the compound annual growth of our chief executive’s total fixed pay, has been 10 per cent. In 2008 Marius’ base pay was increased by 7 per cent. This amount was within the band of percentage increases awarded to many other employees – across all levels - and reflects the cost of living increase in the country in which he worked. We believe it is an important practice that executive remuneration is increased in line with those increases paid to other employees, irrespective of level.

His base pay was also increased by an additional 3 per cent on 1st October 2008 which was the first anniversary of his appointment as CEO. This reflected the number of dollars that the Board held back when he was appointed CEO so that we could evaluate his performance over the first year.

In relation to his “at risk” component, there are two elements. A short term incentive and a long term incentive.

The short term incentive is only earned if an executive meets challenging performance targets relating to BHP Billiton’s safety performance, business strategy, budget and personal objectives. Half of the short term incentive that might be earned each year is delivered in cash and the other half in either deferred shares that must be held for two years, or options. This operates like a holding lock.

You can see on this slide the cash bonuses earned over five years, including a cash bonus paid to Marius for the last financial year which was 85 per cent of base salary. Importantly this incorporated a zero outcome on safety.

Now we get to the complex part of the CEO’s package - that is the at risk element in the form of long term incentive awards.

In 2004 shareholders approved a long term incentive plan that assesses the company’s performance at the end of five years. This is measured by comparing BHP Billiton’s total shareholder returns against a peer group of minerals and oil and gas companies. The performance hurdle is without doubt as tough as any I have seen. Not only does it run for five years it also requires BHP Billiton to exceed the average Total Shareholder Returns of peer group companies by 5.5 per cent per annum – or 30.7 per cent over five years. This type of plan is very unusual, both in its length and in the degree of difficulty in its hurdle. Many companies have plans that run for only three years and total shareholder returns only have to match an index of peer group companies for some payment to be made.

Let’s go back to 2004 – the first year of the plan. At that time Marius was awarded 225,000 long term incentive shares.

Whether Marius actually received them or not was not decided until the 30th of June this year – five years after the award was made under the plan approved by shareholders. These awards have now vested in full because BHP Billiton performed very strongly over the period. In relative terms we ranked second out of 23 peer group companies.

As I have said, the fundamental objective of the long term scheme is to align the interests of shareholders and executives for superior performance. If executives deliver for shareholders, the executive is rewarded.

So exactly what does this mean in terms of value creation for BHP Billiton shareholders?

You can see in this slide what our out-performance means. Over the five year period to 2009, $80 billion in enterprise value was created above the average of our peer group companies – a remarkable performance.

We are proud of BHP Billiton’s achievements and, particularly, of Marius and his leadership team.

Now, before we move to the business of the meeting I want to say a few words about my time at BHP Billiton.

During my 13 years with the company I've had the opportunity to work with some of the most talented individuals I've ever met in my working career.

With the support of the Board, Paul Anderson did a magnificent job of turning the company around in the late 1990s and setting the foundation for BHP Billiton today. C hip Goodyear laid the ground for the financial strength you saw evidence of earlier. Marius Kloppers has already made a substantial difference leading the organisation through some of the most difficult times faced since the 1930s. In the Board’s view Marius has few peers in understanding the dynamics of the commodities business.

I won't mention each of the Directors I've had the great pleasure to also work with but I appreciate the hard work and support they have given me. There are many others inside and outside of BHP Billiton that I would like to thank but of course time does not permit.

However one thing that gives me the greatest pleasure is meeting so many shareholders and discussing their concerns and suggestions. Without the support of shareholders we would not be the organisation we are today.

I have great confidence that Jac Nasser and the Board, together with Marius, will take the Group to even greater heights.

I would now like to turn to the business of the meeting.

The Chairman then conducted the formal items of business.

Don Argus, Chairman, BHP Billiton

In closing the meeting, let me say again that the results for the 2009 financial year are an indication of the strength of the BHP Billiton Group.

The polls reflecting the voting at both this meeting and the BHP Billiton Plc meeting will be notified to the stock exchanges later today. The BHP Billiton Limited Poll will close in 10 minutes and the BHP Billiton Plc Poll will close shortly after to allow sufficient time for the voting arrangements under a dual listed company structure to be completed.

I want to thank shareholders for your support over the past 13 years I have been on the BHP Billiton Board and my 10 years as Chairman. It has always been my underpinning principle to respect shareholders as the owners of the Company, as it is to you that I am accountable for the Company’s governance and performance.

It has been an outstanding highlight of my life and an extraordinary privilege to serve you as Chairman.

Thank you for attending, have a safe journey home and I wish you a happy and healthy festive season. I invite you to join us for refreshments.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : December 01, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary